[redacted]

08027585

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
First American Municipals, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

606 Corporate Drive
(No. and Street)

Langhorne (City) PA (State) 19047-8013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia K. Poprik (215) 504-9300
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

PROCESSED
MAR 1 4 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 2 8 2008
Washington, DC
100

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/13/08

OATH OR AFFIRMATION

I, Patricia K. Poprik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First American Municipals, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Patricia K. Poprik
Signature

President
Title

Mary Alice Benonis
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*SIPC has suspended assessments based on net operating revenue, a SIPC Supplemental Report is not required.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
First American Municipals, Inc.
Langhorne, Pennsylvania

We have audited the accompanying statement of financial condition of First American Municipals, Inc. as of December 31, 2007 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First American Municipals, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 25, 2008

Sanville & Company
Certified Public Accountants

First American Municipals, Inc.
Statement of Financial Condition
December 31, 2007

ASSETS	
Cash and cash equivalents (Note 2)	$ 272,701
Deposit with cleraing organizaiton	50,000
Receivable from broker-dealers and clearing organization	43,051
Other	6,577
Total assets	$ 372,329
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts payable and accrued expenses	$ 57,832
Total liabilities	57,832
Commitments and contingent liabilities	
Stockholders' Equity:	
Common stock, $1 par; authorized - 1,000 shares, issued 200 shares;	200
Additional paid in capital	119,360
Retained earnings	272,995
	392,555
Less common stock held in treasury, 49 shares, at cost	(78,058)
Total stockholders' equity	314,497
Total liabilities and stockholders' equity	$ 372,329

The accompanying notes are an integral part of these financial statements.

First American Municipals, Inc.
Statement of Income
For the Year Ended December 31, 2007

REVENUE	
Consulting services	$ 96,880
Commission and fees	376,727
Other	35,000
Interest	16,061
Total revenue	524,668
EXPENSES	
Employee compensation and benefits	254,444
Clearing and regulatory fees	33,842
Contributions	4,325
Dues and subscriptions	22,563
Equipment rental	25,360
Insurance	75,444
Office supplies and expense	17,230
Professional fees	13,944
Rent	29,950
Telephone	8,557
Travel and entertainment	11,019
Underwriting	15,000
Utilities	6,146
Total expenses	517,824
Income before income taxes	6,844
State and city income taxes	6,625
Net income	$ 219

The accompanying notes are an integral part of these financial statements.

First American Municipals, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
lance at December 31, 2006	200	$ 200	$ 119,360	$ 272,776	$ (78,058)	$ 314,278
Net income	-	-	-	219	-	219
lance, December 31, 2007	200	$ 200	$ 119,360	272,995	$ (78,058)	314,497

The accompanying notes are an integral part of these financial statements.

First American Municipals, Inc.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2007

Subordinated borrowings at December 31, 2006	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2007	$ -

The accompanying notes are an integral part of these financial statements.

First American Municipals, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 219
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Receivable from broker-dealers and clearing organizations	7,170
Deposits	(774)
Prepaid expenses	(2,974)
Prepaid taxes	(2,156)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(70,738)
Net cash expended in operating activities	(69,253)
Cash flows from financing activities:	
Acquisition of capital asset	(437)
Net cash expended in financing activities	(437)
Net decrease in cash	(69,690)
Cash at beginning of year	342,391
Cash at end of year	$ 272,701
Supplemental disclosures of cash flow information Cash paid during the year for:	
Income taxes	$ 4,362
Interest paid	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

First American Municipals, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is incorporated under the laws of the Commonwealth of Pennsylvania and provides brokerage services and financial consulting services to its clientele. The Company operates pursuant to the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 (as amended) and accordingly, is exempt from the remaining provisions of that rule. The Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenues and Expenses – Commissions and fees from brokerage services are earned upon the closing of a transaction. Fees from consulting services, which are recognized when earned, primarily relate to investment portfolio restructuring. Expenses are recognized on an accrual basis.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Cash and Cash Equivalents – Cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased.

Income Taxes – The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and certain state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no federal income taxes have been recognized in the accompanying financial statements. Provisions for state and city income taxes have been made to the extent applicable states and cities do not recognize, or the stockholders have not elected, "S" corporation status.

3. PENSION PLAN

The Company maintains a simplified employee pension plan covering substantially all employees who have completed three years of service with the Company. Contributions are made at the discretion of the Board of Directors and are limited to a maximum of 25% of eligible compensation. Pension plan expense was $20,250 in 2007.

4. COMMITMENTS

The Company leases office space in Langhorne, Pennsylvania under an operating lease agreement which expires in 2008. The Company also leases office space and computer equipment in New York.

New York office space is under a non-cancelable operating lease with a term of five years which expires in 2012. In addition to base rent, the Company will pay its pro-rata share of real estate taxes and assessments and sewer and water rents to the extent such taxes, assessments and rents exceed the base year amount. New York computer equipment is under an operating lease agreement which expires in 2009.

Future minimum lease payments under these leases are as follows:

2008	$40,790
2009	37,669
2010	38,610
2011	39,575
2012	6,623

Rent expense for all operating leases was $29,951 in 2007.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $301,781, which was $201,781 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .19 to 1 as of December 31, 2007.

6. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. FAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained form sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on best information available in the circumstances (unobservable inputs). FAS 157 is effective for financial

6. NEW ACCOUNTING PRONOUNCEMENTS (Continued)

statements issued for fiscal years beginning after November 15, 2007, and is to be applied prospectively as of the beginning of the fiscal year in which FAS 157 is initially applied. At this time, management is evaluating the implications of FAS 157, and the impact, if any, of this standard on the Company's financial statements has not yet been determined.

First American Municipals, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	314,497
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		314,497
Deductions and/or charges:		
Non-allowable assets:		
Net fixed assets		437
Prepaid expenses and other assets		12,126
Total non-allowable assets		12,563
Net capital before haircuts		301,934
Haircuts		(153)
Net capital	$	301,781

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition	$	57,832
Percentage of aggregate indebtedness to Net Capital		19%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0

First American Municipals, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $57,832)	$	3,855
Minimum dollar Net Capital requirement of reporting broker or dealer	$	100,000
Net Capital requirement	$	100,000
Excess Net Capital	$	201,781
Excess Net Capital at 1000%	$	295,997

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited Part IIA filing and the Annual Audit Report.

First American Municipals, Inc.
Computation for Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
First American Municipals, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of First American Municipals, Inc. (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 24, 2008

Sanville & Company
Certified Public Accountants

END